For Immediate Release

Bell Canada to redeem Series M-32 debentures due September 2016

MONTRÉAL, March 18, 2016 – Bell Canada today announced that it will redeem on March 31, 2016 (the “Redemption Date”), prior to maturity, all of its outstanding $500,000,000 principal amount of 5.41% Debentures, Series M-32, due September 26, 2016 (the “Series M-32 Debentures”).

The Series M-32 Debentures will be redeemed at a price equal to the greater of the “Canada Yield Price” and the principal amount of the Series M-32 Debentures, together in each case with accrued and unpaid interest up to, but excluding, the Redemption Date (in the aggregate, the “Redemption Price”) as indicated below.

Pursuant to the terms of the Series M-32 Debentures, the “Canada Yield Price” means a price equal to the price of the Series M-32 Debentures calculated to provide a yield to maturity equal to the Government of Canada Yield plus 0.33% on the third business day prior to the date fixed for redemption. The “Government of Canada Yield”, on any date, means the yield to maturity on such date, compounded semi-annually, which a non-callable Government of Canada Bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to the remaining term to maturity of the Series M-32 Debentures. The Government of Canada Yield used to calculate the Redemption Price of the Series M-32 Debentures will be the average of the rates calculated by two registered Canadian investment dealers selected by Bell Canada.

Notice of redemption will be delivered to the registered holder of Series M-32 Debentures in accordance with the terms of the debentures.

About Bell
Bell is Canada’s largest communications company, providing consumers and business customers with wireless, TV, Internet, home phone and business communications services. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, digital and out of home media. Bell is wholly owned by Montréal’s BCE Inc. (TSX, NYSE: BCE). For more information, please visit Bell.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:
Jean Charles Robillard
(514) 870-4739
jean—charles.robillard@bell.ca

Investor inquiries:
Richard Bengian
(514) 786-8219
richard.bengian@bell.ca

“Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not a part of this Form 6-K and, therefore, is not furnished to the Securities and Exchange Commission.”